SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

Notification of Late Filing

SEC File Number:	000-52636

CUSIP Number:	641267109
(Check One):
☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

For period ended:                       December 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended:

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_______________________

PART I—REGISTRANT INFORMATION

Full name of registrant:	Nevada Gold Holdings, Inc.

Address of Principal Executive Office:	800 E. Colorado Blvd.,
Suite 888

City, State and Zip Code:	Pasadena, CA 91101

Copy to:

Adam S. Gottbetter, Esq.
Gottbetter & Partners, LLP
488 Madison Avenue, 12th Floor
New York, NY  10022
Phone:  (212) 400-6900
Facsimile:  (212) 400-6901

PART II—RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, Form N-SAR or Form N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

The registrant is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “Report”) by the prescribed date of March 31, 2011, without unreasonable effort or expense because the registrant needs additional time to complete certain disclosures and analyses to be included in the Report.  The registrant intends to file its Report on or prior to the fifteenth calendar day following the prescribed due date.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact with regard to this notification.

Barrett S. DiPaolo	(212)	400-6900
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes     ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes     ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

Revenues and Other Income

During the twelve month period ended December 31, 2010, the Company remained in the exploration stage and we did not realize any revenues from operations.  Similarly, we did not realize any revenues from operations during the period from inception through December 31, 2009.

Expenses

General and administrative expenses totaled $456,896, in the year ended December 31, 2010, a decrease of $158,684 from the $615,580 of general and administrative expenses incurred in the year ended December 31, 2009.  This decrease is due primarily to the inactivity of our subsidiary, Nevada Gold Enterprises, which incurred a significant percentage of the Company’s consolidated general and administrative expenses during the year ended December 31, 2009.  Exploration costs totaled $158,886 for the year ended December 31, 2010, a slight decrease of $46,270 from the $205,156 in exploration costs incurred during the year ended December 31, 2009.  During the year ended December 31, 2010 the Company also recognized interest expense of $325,521, the bulk of which relates to the intrinsic value of multiple promissory notes converted into common stock and stock purchase warrants during the period.

Net Losses

As a result of the foregoing, the Company incurred a net loss of $1,407,053, or ($0.09) per share, in the year ended December 31, 2010, compared to a net loss of $866,318, or ($0.18) per share, for the year ended December 31, 2009.  Our increased net loss in the later period is largely due to the increase of legal and professional expenses and interest expense incurred during the 2010 fiscal year.

The foregoing information is preliminary and unaudited and may be subject to change in the Report when filed.

Nevada Gold Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date:           April 1, 2011

By:	/s/ David Rector
Name:	David Rector
Title:	President and Chief Executive Officer